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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D-101)
Under the Securities Exchange Act of 1934
(Amendment No. 10)

Nextel Communications, Inc. (Name of Issuer)
Class A Common Stock (Title of Class of Securities)
65332V 103 (CUSIP Number)
C. James Judson, Digital Radio, L.L.C. 2300 Carillon Point, Kirkland, WA 98033 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
7/29/02 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box    / /.

(Continued on following page(s))

Page 1 of 13 Pages

CUSIP No. 65332V 103	13D	Page 2 of 13 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons CRAIG O. MCCAW

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds* N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 65,603,408 33,101,704 of such shares are subject to forward sale agreements and pledge agreements.

		(8)	Shared Voting Power -0-

		(9)	Sole Dispositive Power 65,603,408 33,101,704 of such shares are subject to forward sale agreements and pledge agreements.

		(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 65,603,408

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

(13)	Percent of Class Represented by Amount in Row (11) 7.8%

(14)	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 65332V 103	13D	Page 3 of 13 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons DIGITAL RADIO, L.L.C.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds* N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization STATE OF WASHINGTON

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 46,160,048 16,150,000 of such shares are subject to forward sale agreements and pledge agreements.

		(8)	Shared Voting Power -0-

		(9)	Sole Dispositive Power 46,160,048 16,150,000 of such shares are subject to forward sale agreements and pledge agreements.

		(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 46,160,048

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

(13)	Percent of Class Represented by Amount in Row (11) 5.5%

(14)	Type of Reporting Person* 00

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 65332V 103	13D	Page 4 of 13 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons EAGLE RIVER INVESTMENTS, L.L.C.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds* N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization STATE OF WASHINGTON

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 58,935,212 28,533,508 of such shares are subject to forward sale agreements and pledge agreements.

		(8)	Shared Voting Power -0-

		(9)	Sole Dispositive Power 58,935,212 28,533,508 of such shares are subject to forward sale agreements and pledge agreements.

		(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 58,935,212

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

(13)	Percent of Class Represented by Amount in Row (11) 7%

(14)	Type of Reporting Person* 00

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 65332V 103	13D	Page 5 of 13 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons OPTION ACQUISITION, L.L.C.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds* N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization STATE OF WASHINGTON

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 4,568,196 All of such shares are subject to forward sale agreements and pledge agreements.

		(8)	Shared Voting Power -0-

		(9)	Sole Dispositive Power 4,568,196 All of such shares are subject to forward sale agreements and pledge agreements.

		(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,568,196

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

(13)	Percent of Class Represented by Amount in Row (11) ..5%

(14)	Type of Reporting Person* 00

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 65332V 103	13D	Page 6 of 13 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons ICO GLOBAL COMMUNICATIONS (HOLDINGS) LIMITED

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds* N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization STATE OF DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 5,931,418 5,911,712 of such shares are subject to forward sale agreements and pledge agreements.

		(8)	Shared Voting Power -0-

		(9)	Sole Dispositive Power 5,931,418 5,911,712 of such shares are subject to forward sale agreements and pledge agreements.

		(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,931,418

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

(13)	Percent of Class Represented by Amount in Row (11) ..7%

(14)	Type of Reporting Person* CO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 65332V 103	13D	Page 7 of 13 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons EAGLE RIVER HOLDINGS, L.L.C.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds* N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization STATE OF WASHINGTON

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 1,598,956 All of such shares are subject to forward sale agreements and pledge agreements.

		(8)	Shared Voting Power -0-

		(9)	Sole Dispositive Power 1,598,956 All of such shares are subject to forward sale agreements and pledge agreements.

		(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,598,956

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

(13)	Percent of Class Represented by Amount in Row (11) ..2%

(14)	Type of Reporting Person* OO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 65332V 103	13D	Page 8 of 13 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons ONECOMM INVESTMENTS, L.L.C.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds* N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization STATE OF WASHINGTON

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 4,000,000 All of such shares are subject to forward sale agreements and pledge agreements.

		(8)	Shared Voting Power -0-

		(9)	Sole Dispositive Power 4,000,000 All of such shares are subject to forward sale agreements and pledge agreements.

		(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

(13)	Percent of Class Represented by Amount in Row (11) ..5%

(14)	Type of Reporting Person* OO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 65332V 103	13D	Page 9 of 13 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons EAGLE RIVER INVESTMENTS INTERNATIONAL, L.L.C.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds* N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization STATE OF WASHINGTON

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 872,840 All of such shares are subject to forward sale agreements and pledge agreements.

		(8)	Shared Voting Power -0-

		(9)	Sole Dispositive Power 872,840 All of such shares are subject to forward sale agreements and pledge agreements.

		(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 872,840

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

(13)	Percent of Class Represented by Amount in Row (11) ..1%

(14)	Type of Reporting Person* OO

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 10 of 13 Pages

Explanatory Note:

        This amended statement amends and supplements the information set forth in the Amendment No. 10 to Schedule 13D filed by the reporting persons on 5/24/02.

Item 1. Security and Issuer

        This statement relates to the Class A Common Stock, par value $.001 per share ("Nextel Common Stock"), of Nextel Communications, Inc., a Delaware corporation ("Nextel"). The principal executive offices of Nextel are located at 2001 Edmund Halley Drive, Reston, Virginia 20191.

        Capitalized terms which are not defined in this amended statement have the meanings defined in the original statement filed on August 7, 1995.

Item 2. Identity and Background

        (a),(b),(c)    The persons filing this amended statement are:

          (1)  Digital Radio, L.L.C., is a limited liability company formed under the laws of the State of Washington ("DR"). DR is the direct owner of a portion of the securities of Nextel which are the subject of this statement. The principal DR business is to invest in stock, options, securities, notes, debentures, bonds of, and other business opportunities associated with, Nextel. Eagle River Investments, L.L.C. has the exclusive management and control of DR under the terms of its Limited Liability Company Agreement. The address for DR's principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.

          (2)  Option Acquisition, L.L.C., is a limited liability company formed under the laws of the State of Washington ("Option Acquisition"). Option Acquisition is the direct holder of certain securities which are the subject of this statement and was formed for the sole purpose of holding options and the proceeds of the exercise of those options. Mary Pund as sole manager has the exclusive management and control of Option Acquisition under the terms of its Limited Liability Company Agreement. The address for Option Acquisition's principal business and principal office is 2300 Carillon Point, Kirkland, Washington, 98033.

          (3)  Eagle River Investments, L.L.C., is a limited liability company formed under the laws of the State of Washington ("Eagle River"). The principal business of Eagle River is to build equity value for its members by acquiring, investing, holding, dealing and disposing of securities, venture opportunities or other investments. The address of Eagle River's principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.

          (4)  Craig O. McCaw, an individual ("Mr. McCaw"), is the controlling stockholder and director of Eagle River, Inc., and has ownership of Option Acquisition and voting and management control of Eagle River, which in turn has voting and management control of DR, ERH, OneComm, and ERII. Mr. McCaw serves as Chairman of DR and of Eagle River. In addition, Mr. McCaw serves as Chairman of Eagle River, Inc., which provides management and consulting services to Nextel's senior management and Board of Directors. Mr. McCaw's business address is 2300 Carillon Point, Kirkland, Washington 98033.

          (5)  Eagle River Holdings, L.L.C., is a limited liability company formed under the laws of the State of Washington ("ERH"). ERH was formed for the sole purpose of holding, investing in and disposing of securities. Eagle River has the exclusive management and control of ERH under the terms of its limited liability company agreement. The address of ERH's principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.

  Page 11 of 13 Pages

          (6)  OneComm Investments, L.L.C., is a limited liability company formed under the laws of the State of Washington ("OneComm"). OneComm was formed for the sole purpose of holding, investing in and disposing of securities. Eagle River has the exclusive management and control of OneComm under the terms of its limited liability company agreement. The address of OneComm's principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.

          (7)  Eagle River Investments International, L.L.C., is a limited liability company formed under the laws of the State of Washington ("ERII"). ERII was formed for the sole purpose of holding, investing in and disposing of securities. Eagle River has the exclusive management and control of ERII under the terms of its limited liability company agreement. The address of ERII's principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.

          (8)  ICO Global Communications (Holdings) Limited, is a corporation formed under the laws of the state of Delaware ("ICO"). ICO was formerly known as ICO Teledesic Global Limited, and before that, New Satco Holdings, Inc. Eagle River has voting control over ICO pursuant to the terms of certain agreements, and therefor controls ICO's vote or disposition of the securities subject to this statement. The address of ICO's principal business and principal office is Symphony House, Cowley Business Park, Uxbridge, Middlesex, UB8 2 AD.

        The executive officers of DR, Eagle River, ERH, OneComm, ERII and ICO include: Craig O. McCaw, Chairman and C. James Judson, Vice President, Secretary and General Counsel (except as to ICO where the President is Craig Jorgens and the Secretary and General Counsel is David Curtin and Mr. Judson is acting attorney). Each serves in the foregoing capacities as his present principal occupation. The business address of each of Mr. McCaw and Mr. Judson is 2300 Carillon Point, Kirkland, Washington 98033.

          (d),(e)    During the past five years, none of DR, Option Acquisition, Eagle River, Mr. McCaw or the other above-named executive officers of DR, Eagle River, ERH, OneComm, ERII and ITGL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)    Mr. McCaw and Mr. Judson are citizens of the United States of America.

Item 4. Purpose of Transaction

        Item 4 is hereby amended, as follows:

          DR entered into a series of deferred sale transactions on the dates set forth below with a broker-dealer firm pursuant to which DR received a notional amount of cash on such dates against the future settlement of the number of shares set forth opposite such dates (collectively, the "Shares"), in the form of a variable rate forward sale contract (the "DR Contract").

Date	Number of Shares
7/22/02	1,727,372
7/23/02	2,554,526
7/24/02	2,112,759
7/25/02	1,167,434
7/29/02	837,909

  The DR Contract provides DR with a modified put option and the counterparty with a modified call option with respect to the Shares. Pursuant to the DR Contract, at the expiration date, DR must deliver the Shares, or a lesser number of shares which shall be determined based on the share price on the expiration date, to the counterparty.

  Page 12 of 13 Pages

          On July 23, 2002, ERH entered into a deferred sale transaction with Bank of America Securities, L.L.C., pursuant to which ERH received a notional amount of cash and an advance against a future sale of 95,956 shares in the form of a variable rate forward sales contract (the "ERH Contract"). The ERH Contract provides ERH with a modified put option and with a modified call option with respect to these shares. The "Options" are exercisable June 24, 2003, when the ERH Contract expires. At the expiration date, ERH must deliver cash or the shares, or a lesser number of shares determined based on the share price on the expiration date, to the counterparty. To secure its obligations under the ERH Contract, ERH pledged 95,956 shares to the counterparty under the terms set forth in a pledge agreement.

          On July 25, 2002, DR converted 200,000 Class A preferred shares to 1,200,000 shares of Class A common stock of Nextel Communications, Inc.

Item 5. Interest in Securities of the Issuer

          (a)  The aggregate number of shares of Nextel Common Stock beneficially owned by each reporting person covered by this amended statement is as follows:

Name	Number of Shares(1)		Percentage
Digital Radio	46,160,048	(2)	5.5%
Eagle River Investments	58,935,212	(3)	7.0%
Option Acquisition	4,568,196	(4)	.5%
Craig O. McCaw	65,603,408	(5)	7.8%
OneComm	4,000,000	(6)	.5%
ERH	1,598,956	(7)	.2%
ERII	872,840	(8)	.1%
ICO	5,931,418	(9)	.7%

(1)
Based on 840,002,824 shares of Nextel Common Stock Shares outstanding on June 30, 2002.
(2)
Includes (i) 29,923,758 shares of Nextel Common Stock upon the complete conversion of 4,987,293 shares of Class A Preferred Stock, (ii) 164 shares of Nextel Common Stock upon the complete conversion of 82 shares of Class B Preferred Stock, (iii) 16,150,000 shares of Class A Common Stock which are subject to a forward sales contract, and (iv) 86,126 shares of Class A Common Stock.
(3)
Includes (i) 29,923,758 shares of Nextel Common Stock upon the complete conversion of 4,987,293 shares of Class A Preferred Stock owned by DR, (ii) 164 shares of Nextel Common Stock upon the complete conversion of 82 shares of Class B Preferred Stock owned by DR, (iii) 86,126 shares of Class A Common Stock owned by DR, (iv) 16,150,000 shares owned by DR which are subject to a forward sales contract, (v) 1,598,956 shares held by ERH (all of which are subject to the forward sale and pledge agreements, (vi) 4,000,000 shares held by OneComm (all of which are subject to the forward sale and pledge agreements, (vii) 872,840 shares held by ERII (all of which are subject to the forward sale and pledge agreements, (viii) 5,931,418 shares held by ICO (5,911,712 of which are subject to the forward sale and pledge agreements, and (ix) 371,950 shares of Nextel Common Stock held by Eagle River Investments directly.
(4)
Includes 4,568,196 shares which are subject to forward sales and pledge agreements.

  Page 13 of 13 Pages

(5)
Includes (i) 29,923,758 shares of Nextel Common Stock upon the complete conversion of 4,987,293 shares of Class A Preferred Stock owned by DR, (ii) 164 shares of Nextel Common Stock upon the complete conversion of 82 shares of Class B Preferred Stock owned by DR, (iii) 86,126 shares of Class A Common Stock owned by DR, (iv) 16,150,000 shares owned by DR which are subject to a forward sales contract, (v) 4,568,196 shares of Nextel Common Stock owned by Option Acquisition (all of which are subject to forward sale and pledge agreement), (vi) 2,000,000 shares of Nextel Common Stock upon complete exercise of options held by Eagle River, Inc. which are currently exercisable, (vii) 1,598,956 shares held by ERH (all of which are subject to the forward sale and pledge agreements, (viii) 4,000,000 shares held by OneComm (all of which are subject to the forward sale and pledge agreements, (ix) 872,840 shares held by ERII (all of which are subject to the forward sale and pledge agreements described, (x) 5,931,418 shares held by ICO (5,911,712 of which are subject to the forward sale and pledge agreements, (xi) 100,000 shares owned by Craig O. McCaw personally, and (xii) 371,950 shares of Nextel Common Stock held by Eagle River Investments directly.

(6)
Includes 4,000,000 shares which are subject to forward sales and pledge agreements.

(7)
Includes 1,598,956 shares which are subject to forward sales and pledge agreements.

(8)
Includes 872,840 shares which are subject to forward sales and pledge agreements.

(9)
Includes 5,911,712 shares which are subject to forward sales and pledge agreement.

        (b)  Pursuant to the terms of the Limited Liability Company Agreements of DR, ERH, OneComm and ERII, the exclusive management and control, and all decisions regarding the management and affairs, of DR, ERH, OneComm and ERII (including in each case investment decisions) are vested with Eagle River Investments, L.L.C. Mr. McCaw is the manager and primary member of, and holder of the majority interest in, Eagle River Investments, L.L.C. As a result, he has voting and management control (including with respect to investment decisions) of DR, ERH, OneComm and ERII. Eagle River also has voting control over ICO and as a result Mr. McCaw has effective voting control over ICO.

        (c)  See Item 4.

        (d)  None.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        See Item 4.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

C. James Judson
Signature

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